UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of **June 2007**

Commission File Number: **0-51212**

Jet*Gold* corp.

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

   1   News Release dated June 5, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

Date: June 30, 2007

Signed: *Robert L. Card*

Name: **Robert L. Card,**
Title: **President**

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD NASKEENA DRILLING UPDATE

June 5, 2007 - Jet Gold Corp. (TSX-V: JAU) ("Jet" or the "Company") is pleased to report that the first phase of diamond drilling at the Naskeena coal project has identified the main coal bearing environment. This phase of the drilling included ten holes totaling 3,000 feet on or adjacent to the known coal showings reported by G.F. Monckton in 1914. The depth of these holes ranged from 200 feet to 266 feet. In addition, a single 500 foot hole was completed to assess the strata. Multiple coal beds ranging from one to five feet thickness were intersected in seven holes. Diamond drill hole #6 intersected seven beds, starting at 45 feet from surface down to 155 feet. Of note, this hole had two five foot thick beds within 50 feet. Typical depth of intersection ranges from 50 feet to 150 feet inclusive of overburden. Minor beds were also found in the remaining four holes, which were drilled into a younger strata.

The main coal bearing structure was confirmed during this first phase of drilling. At this time, the drilling program substantiates Monckton's assessment of the strata configuration in relation to the age and distribution of the coal beds. Detailed assessment of the core, prospecting and additional drilling will be required to further isolate this environment and determine the most viable pit configuration. With a clear understanding emerging on the geology of the coal occurrence, areas where the coal will thicken substantially can be predicted and focused on. In coal deposits of this nature, it is common to find areas of anticline, syncline or other geological feature areas where the coal seams will expand to much greater thicknesses over a short distance.

With the identification of the coal bearing environment, three additional diamond drill holes totaling approximately 1,000 feet have been undertaken. This phase moved the drill some 1.5 miles south from the known showing to the approximate middle of Jet's southern most tenure. At this location, the coal bearing environment and coal appear to have been intersected again within 75 feet from the surface. These results are preliminary and detailed qualitative and quantitative results will be available once assays are available.   At this time, a qualified person has not completed sufficient work to relate this current data to the historic data, nor has adequate data been collected to make estimates on the resource. The Company is committed to its ongoing exploration program.

The drill has moved off site for approximately three weeks due to prior commitments but is anticipated to be available throughout the summer. The overburden on the property ranges from surface down to 100 feet. The scale of the property requires significant drilling to further define the coal beds and so the Company will continue to prepare for additional drilling during the break.   As core logging on the completed holes is correlated, the new data will be used to forecast the coal bearing environment's configuration. Cores are presently being logged, split and readied to be sent to the lab for assay. Previous field testing with a voltmeter on a number of samples reveal excellent conductivity, which indicates a high carbon content in the coal. However, this is not yet conclusive and will be verified by lab testing.

The Naskeena Project encompasses an area of approximately 17 square miles and is located 27 miles from Terrace, BC adjacent to a paved highway and about 100 miles from the coal port at Prince Rupert, BC. Two previous historical reports on the property have suggested a potential resource of over 200 million tonnes of high grade coal, however, these reports were only estimates and not NI 43-101 compliant.

On behalf of the Board of Directors
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President

Investor Contact: Robert L. Card
Jet Gold Corp.
604-687-7828, 1-888-687-7828
Jetgoldcorp@shaw.ca
www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

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